Sapiens Issues Financial Guidance for 2013

Revenue of $135 million

Company reiterates 2012 $113m revenue guidance, up 16.5% from 2011

REHOVOT, Israel, January 16, 2013 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative software solutions and a member of the Formula Systems Group (NASDAQ:FORTY and TASE:FORT), announced today that it expects to reach $135 million revenues in 2013, representing 20% year-over-year growth compared to 2012 guidance.

With the end of fourth quarter, Sapiens confirms revenue guidance for the full year of 2012 at $113 million. This reflects a year-over-year growth of 62% compared to 2011 actual results, and 16.5% growth compared to pro-forma results. In August 2011 Sapiens acquired FIS Software and I.D.I. Technologies.

"2013 will be a pivotal year, as we expect to rapidly expand our business with new customers as well as our existing ones. Our insurance solutions are gaining recognition and the demand is growing, and DECISION, our new business decision management solution, is being reviewed by an increasing number of top tier financial institutions." said Roni Al-Dor, President and CEO of Sapiens. "Based on our growth drivers and our strong financial position, Sapiens is well positioned for 2013.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services market with focus on insurance. We serve over 100 financial services customers, backed by a team of over 800 experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Relations Contact:

Roni Giladi, CFO

Sapiens International

Office: +972-8-9382721

E-mail: roni.giladi@sapiens.com

Or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

E-mail: James@haydenir.com